C2 BLOCKCHAIN, INC.

123 SE 3rd Ave. #130

Miami, FL 33131

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	David Lin, Staff Attorney

Re:	C2 Blockchain, Inc.
Offering Statement on Form 1-A
File No. 024-12295

REQUEST FOR ACCELERATION OF QUALIFICATION

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, C2 Blockchain, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-12295), as amended (the “Offering Statement”), so that it may become qualified at 4:00 P.M Eastern Daylight Time on January 23, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Levi Jacobson, CEO of C2 Blockchain, Inc. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert the lack of comment by the Commission or the staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by email or telephone call at (347) 301-8431.

Best Regards,

C2 BLOCKCHAIN, INC.

/s/ Levi Jacobson
Levi Jacobson
Chief Executive Officer